82-5090

VIROTEC
International Ltd
A.B.N. 81 004 801 398

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax 61 7 5530 8052
mail@virotec.com
www.virotec.com

29 April 2002

U.S Securities Exchange Commission
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA

Dear Sir or Madam:

Re: Submission by Virotec International Ltd under Rule 12g3-2(b)

Please see attached ASX announcements made on the 29 April 2002.

Yours faithfully

Angus Craig

Angus Craig
Company Secretary

dlw 5/20

BEST AVAILABLE COPY

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Angus Craig 29/04/02